February 10, 2025

John Gibson
Chief Executive Officer
Nauticus Robotics, Inc.
17146 Feathercraft Lane, Suite 450
Webster, TX 77598

       Re: Nauticus Robotics, Inc.
           Registration Statement of Form S-3
           Filed February 3, 2025
           File No. 333-284675
Dear John Gibson:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement of Form S-3 filed February 3, 2025
Cover Page

1. It appears that you may be relying on General Instruction I.B.6 of Form S-3 to register this offering. If true, in accordance with Instruction 7 to General Instruction I.B.6, please set forth on the outside front cover of the prospectus the calculation of the aggregate market value of your outstanding voting and non-voting common equity and the amount of all securities offered pursuant to General Instruction I.B.6 during the prior 12 calendar month period that ends on, and includes, the date of this prospect
 February 10, 2025
Page 2
General

2. We note that your current report on Form 8-K filed 1/6/2025 (date of event:
       12/27/2024) appears to be one day late. General Instruction I.A.3.(b) of Form S-3 requires that a registrant has timely filed all required reports during the last twelve months. Please advise why you believe that you are eligible to file on Form S-3.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Mariam Mansaray at 202-551-6356 or Jan Woo at 202-551-3453 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:   Brandon Byrne